Jilco Industries, Inc.

P.O. Box 10539

Beverly Hills, CA 90213

April 15, 2010

Correspondence Re: Year Ended July 31, 2008 (File No. 000-06649)

Please note that all year end and quarterly filings have been filed. The most recent quarterly filing was Form 10-Q for the quarter ending 1/31/10. In subsequent filings a Statement of Changes in Retained Earnings will be included when there are material changes. The Forms 10-Q for 10/31/08, 1/31/09,4/30/09, 10/31/09, 1/31/10 and the Form 10-K for 7/31/09 did not have a Statement of Retained Earnings since the only change was due to net losses that were immaterial.

Additionally, Jilco Industries Inc. acknowledges that:

•	Jilco Industries, Inc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed

/s/ Martha Kretzmer

Principal Executive Officer and Principal Financial Officer